89502 7

Follow-Up Materials

03045675

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A **BRANCH:**

FILE NO.: 83-6 **FISCAL YEAR:**

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

(03/94)

European Bank
for Reconstruction and Development

03 DEC -3 7:21

83-6

Office of International Corporate Finance
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

26 November 2003

Dear Sir,

I have pleasure in enclosing for your records two copies of the unaudited interim financial report of the European Bank for Reconstruction and Development for the quarter to 30 September 2003 and the associated press release.

Yours faithfully,

Nigel P Kerby

Nigel P. Kerby
Director, Accounting, Reporting and Financial Control

Enc.

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 Telex: 8812161 EBRD L G Web site: www.ebrd.com

FOR IMMEDIATE RELEASE
Date: 26 November 2003

Contact: Jeff Hiday
Tel: +44 20 7338 6997
Email: HidayJ@ebrd.com

Strong operational, financial results in first 3 quarters

The European Bank for Reconstruction and Development committed €1.97 billion for new loan and equity investments in central and eastern Europe and the Commonwealth of Independent States in the nine months ended 30 September, compared with €2.53 billion in the same period last year. Based on the current pipeline of projects likely to be signed this year, the volume for 2003 as a whole is expected to be in line with the €3.9 billion level achieved in 2002.

The EBRD invested in 58 projects in the first three quarters. During the third quarter, these projects included helping to privatise Montenegro's largest aluminium company, arranging finance for the expansion of a brewery in Russia's Urals region, investing in a Polish property fund, and providing finance to restructure the debt and modernise the network of Central Asia's largest telecommunications operator.

The EBRD's profit after provisions for the first nine months was €216 million, compared with €210 million a year earlier, reflecting strong operating results and a net credit on provisions following recoveries or upgrades of some previously provisioned assets. As at 30 September, the Bank had authorised capital of €20 billion, paid-in capital and reserves of €6.1 billion, and cumulative provisions on its banking portfolio of €1.1 billion.

Steven Kaempfer, Vice President, Finance, said that the Bank's robust operational and financial performance for the first nine months of the year and the continued strength of the new project pipeline augurs well for business activity and results looking ahead.

###

The EBRD, which is owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.

Visit the EBRD's website at: www.ebrd.com

(Number 156/2003)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

As at 30 September 2003

(unaudited)

Table of contents

Profit and loss account for the nine months ended 30 September 2003 (unaudited) and 30 September 2002 (unaudited)

	Quarter to 30 September 2003	**Year to date 30 September 2003**	Quarter to 30 September 2002	Year to date 30 September 2002
	€ 000	**€ 000**	€ 000	€ 000
Interest and similar income				
From loans	**68,475**	**214,012**	94,714	270,318
From fixed-income debt securities and other interest	**43,800**	**148,310**	55,526	199,563
Interest expenses and similar charges	**(45,068)**	**(156,570)**	(63,364)	(228,672)
Net interest income	**67,207**	**205,752**	**86,876**	**241,209**
Dividend income from share investments	**14,912**	**43,756**	8,232	31,231
Net fee and commission income	**925**	**7,328**	20,594	41,521
Financial operations				
Net profit on sale of share investments	**11,857**	**40,297**	3,553	127,559
Net profit on dealing activities and foreign exchange	**3,286**	**10,712**	2,139	8,578
IAS 39 impact on non-qualifying hedges	**11,264**	**5,464**	(37,451)	(38,561)
Operating income	**109,451**	**313,309**	**83,943**	**411,537**
General administrative expenses	**(26,323)**	**(103,654)**	(47,995)	(147,673)
Depreciation	**(5,884)**	**(21,488)**	(5,633)	(12,772)
Operating profit before provisions	**77,244**	**188,167**	**30,315**	**251,092**
Provisions for losses	**54,563**	**27,927**	(6,610)	(40,916)
Operating profit for the period	**131,807**	**216,094**	**23,705**	**210,176**

Balance sheet at 30 September 2003 (unaudited) and 31 December 2002

		30 September 2003		31 December 2002
	€ 000	€ 000	€ 000	€ 000
Assets				
Placements with and advances to credit institutions	**2,756,670**		990,207	
Collateralised placements	**3,144,987**		2,932,443	
Debt securities	**5,345,104**		5,197,124	
		11,246,761		9,119,774
Other assets		**1,647,923**		1,431,617
Loans and share investments				
Loans	**6,089,209**		6,289,444	
Share investments	**2,070,319**		1,980,074	
		8,159,528		8,269,518
Property, technology and office equipment		**31,170**		43,562
Paid-in capital receivable		**915,060**		1,247,727
Total assets		**22,000,442**		20,112,198
Liabilities and members' equity				
Borrowings				
Amounts owed to credit institutions	**1,310,561**		599,898	
Debts evidenced by certificates	**13,471,024**		12,761,856	
		14,781,585		13,361,754
Other liabilities		**1,087,124**		892,722
Subscribed capital	**19,789,500**		19,789,500	
Callable capital	**(14,592,845)**		(14,592,845)	
Paid-in capital		**5,196,655**		5,196,655
Reserves and profit for the period		**935,078**		661,067
Members' equity		**6,131,733**		5,857,722
Total liabilities and members' equity		**22,000,442**		20,112,198
Memorandum items				
Undrawn commitments		**5,439,057**		5,474,017

Statement of changes in members' equity for the nine months to 30 September 2003 (unaudited) and nine months to 30 September 2002 (unaudited)

	30 September 2003 **€ million**	30 September 2002 € million
Share capital		
Subscribed capital	**19,789.5**	19,789.5
Callable capital	**(14,592.8)**	(14,592.8)
Paid-in capital	**5,196.7**	5,196.7
Reserves and profit for the year to date		
General reserve		
Balance at the beginning of the period	**420.5**	356.2
Internal tax for the first nine months	**3.4**	3.9
Fair value movement of available-for-sale assets and cash flow hedges for the first nine months	**54.5**	(73.5)
Balance at 30 September	**478.4**	286.6
Special reserve		
Balance at the beginning of the period	**157.6**	136.6
Qualifying fees and commissions from the prior year	**5.3**	21.0
Balance at 30 September	**162.9**	157.6
Accumulated profit and loss reserve		
Balance at the beginning of the period	**(25.1)**	(161.3)
Qualifying fees and commissions from the prior year	**(5.3)**	(21.0)
Profit set aside from the prior year	**108.1**	157.2
Balance at 30 September	**77.7**	(25.1)
Profit for the first nine months	**216.1**	210.2
Total reserves and profit for the year to date	**935.1**	629.3
Total members' equity	**6,131.8**	5,826.0

The Bank implemented IAS 39 in 2001; the related movements in reserves reflect the movement in fair value of available-for-sale assets. Reserves increased from €661.1 million at the end of 2002 to €935.1 million at 30 September 2003, primarily as a result of the profit for the first nine months and an increase in the fair value of the Bank's listed share investments. Approximately €323 million of the Bank's total reserves represented unrealised gains.

Statement of cash flows for the period ended 30 September 2003 (unaudited) and 30 September 2002 (unaudited)

		Year to date 30 September 2003		Year to date 30 September 2002
	€ 000	€ 000	€ 000	€ 000
Cash flows from operating activities				
Operating profit for the period	216,094		210,176	
Adjustments for:				
Gross provisions for losses before recoveries from assets previously written off	(28,805)		60,651	
Unwinding of the discount relating to impaired identified assets	(892)		(3,517)	
Depreciation	21,488		12,772	
Realised gains on share investments	(40,297)		(127,559)	
Profit on disposal of property, technology and office equipment	(88)		(51)	
Internal taxation	3,436		3,934	
Unrealised gains on dealing securities	(2,746)		(4,486)	
Realised losses on available-for-sale securities	1,033		4,537	
Foreign exchange	124		(14,436)	
Operating profit before changes in operating assets	169,347		142,021	
(Increase) / decrease in operating assets:				
Interest receivable and prepaid expenses	(20,666)		13,556	
Marked to market	(253,540)		440,518	
Increase / (Decrease) in operating liabilities:				
Interest payable and accrued expenses	107,076		(693,364)	
Net cash from / (used in) operating activities		2,217		(97,269)
Cash flows from investing activities				
Proceeds from repayments and prepayments of loans	1,721,744		1,907,701	
Net placements with credit institutions	30,937		491,606	
Proceeds from sale of share investments	197,976		287,670	
Proceeds from sale of available-for-sale securities	1,443,338		2,160,868	
Proceeds from sale of property, technology and office equipment	88		51	
Purchases of available-for-sale securities	(2,036,087)		(1,302,576)	
Funds advanced for loans	(1,897,573)		(2,303,480)	
Funds advanced for share investments	(202,627)		(252,995)	
Purchase of property, technology and office equipment	(9,039)		(13,448)	
Net cash (used in) / from investing activities		(751,243)		975,397
Cash flows from financing activities				
Capital received	332,668		217,849	
Issue of debts evidenced by certificates	6,452,704		7,835,164	
Redemption of debts evidenced by certificates	(4,706,873)		(7,098,231)	
Net cash from financing activities		2,078,499		954,782
Net increase in cash and cash equivalents		1,329,473		1,832,910
Cash and cash equivalents at beginning of period		3,298,636		3,045,843
Cash and cash equivalents at 30 September *		4,628,109		4,878,753

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2003	2002
	€ 000	€ 000
Placements with and advances to credit institutions	2,733,586	46,314
Collateralised placements	3,037,182	5,202,767
Amounts owed to credit institutions	(1,142,659)	(370,328)
Cash and cash equivalents at 30 September	4,628,109	4,878,753

Note: Operating profit includes dividends received of €43.8 million for the period to 30 September 2003 (30 September 2002: €31.2 million)

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank
The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 September 2003 the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement
The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement Establishing the Bank and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of Significant Accounting Policies

i Accounting Convention
The financial statements have been prepared in accordance with the Bank's Accounting Policies, which comply with International Financial Reporting Standards, as approved by the International Accounting Standards Board, and the overall principles of the European Community's Council Directive on the annual accounts and consolidated accounts of banks and other financial institutions.

Assets on the Bank's balance sheet are predominantly stated at fair value unless fair value can not be reliably measured, in which case the assets concerned are held at cost. Listed share investments are stated at fair value. The Bank's non-listed share investment portfolio is held at historic cost less general portfolio provisions for the impairment of unidentified assets and specific provisions for the impairment of identified assets. Also measured at cost are originated loans and other financial assets intended to be held to maturity except where they form part of a qualifying hedge relationship, in which case fair value measurement applies. Financial liabilities follow the historical cost convention unless representing short dealing positions or part of a qualifying hedge in which case fair value measurement applies. Financial assets and liabilities are recognised on the balance sheet when the Bank becomes a party to the contractual provisions of the instrument.

ii Financial Statements Presentation
The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2002. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited Financial Statements as at 31 December 2002. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2003.

3. Loans and share investments

Outstanding disbursements	Sovereign loans € 000	Non sovereign loans € 000	Total loans € 000	Unlisted share investments € 000	Listed share investments € 000	Total share investments € 000	Total loans and share investments € 000
At 1 January 2003	2,191,338	4,632,597	6,823,935	1,650,243	969,326	2,619,569	9,443,504
IAS 39 movement in fair value revaluation	(2,300)	(406)	(2,706)	-	43,700	43,700	40,994
Disbursements	348,885	1,548,688	1,897,573	143,648	58,979	202,627	2,100,200
Repayments, prepayments and disposals	(272,249)	(1,449,495)	(1,721,744)	(88,550)	(69,129)	(157,679)	(1,879,423)
Foreign exchange movements	(175,962)	(247,926)	(423,888)	-	-	-	(423,888)
Written off	-	(7,925)	(7,925)	(46,293)	(2,325)	(48,618)	(56,543)
At 30 September 2003	**2,089,712**	**4,475,533**	**6,565,245**	**1,659,048**	**1,000,551**	**2,659,599**	**9,224,844**
Provisions at 30September 2003	(62,583)	(413,453)	(476,036)	(518,596)	(70,684)	(589,280)	(1,065,316)
Total outstanding disbursements at 30 September 2003	**2,027,129**	**4,062,080**	**6,089,209**	**1,140,452**	**929,867**	**2,070,319**	**8,159,528**
Total outstanding disbursements at 31 December 2002	2,126,669	4,162,775	6,289,444	1,125,110	854,964	1,980,074	8,269,518

At 30 September 2003 the Bank categorised 22 loans as impaired, totalling €156.7 million (31 December 2002: 23 loans totalling €204.5 million). Specific provisions on these assets amounted to €140.2 million (31 December 2002: €180.0 million).

4. Borrowings

Total borrowings (including short term) at 30 September 2003 stood at €14.8 billion, an increase of €1.0 billion from 30 June 2003. During the quarter €0.3 billion was issued under the Bank's medium and long-term authorised borrowing programme at an average cost of LIBOR less 53 basis points while year to date the figure was €1.9 billion at LIBOR less 40 basis points. For 2003 the programme allowance is €1.5 billion of which €162.5 million was issued in December 2002 to take advantage of favourable conditions in the market. After taking into account early redemptions and buy-backs, outstanding medium-to-long-term debt at the end of the third quarter stood at €12.7 billion at an average cost of LIBOR less 34 basis points and with an average life of 8.6 years. The table below gives quarterly and cumulative details of issues of medium and long-term debt.

During the Period	Quarter to September 2003			YTD 2003			Quarter to September 2002			YTD 2002		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	290	53	4.5	1,852	40	8.5	525	52	4.5	1,277	39	5.1
Redemptions	353	36		611	37		97	39		1,501	39	
Buybacks	63	30		325	30		13	37		164	30	
Outstanding during the period	12,800	34		12,695	34		11,287	33		11,465	33	
Outstanding at period end				12,709	34	8.6				11,498	33	9.1

5. Primary Segment Analysis

Business Segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement Establishing the Bank, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

Primary reporting format – business segment	30 Sept 2003 Banking € 000	30 Sept 2003 Treasury € 000	30 Sept 2003 Aggregated € 000	30 Sept 2002 Banking € 000	30 Sept 2002 Treasury € 000	30 Sept 2002 Aggregated € 000
Interest income	214,012	148,310	362,322	270,318	199,563	469,881
Other income	91,381	10,712	102,093	200,311	8,578	208,889
Total segment revenue	305,393	159,022	464,415	470,629	208,141	678,770
Less interest expenses and similar charges	(130,507)	(112,571)	(243,078)	(173,112)	(163,616)	(336,728)
Allocation of capital benefit	77,857	8,651	86,508	97,250	10,806	108,056
IAS 39 impact on non-qualifying hedges	-	5,464	5,464	-	(38,561)	(38,561)
Less general administrative expenses	(92,939)	(10,715)	(103,654)	(135,505)	(12,168)	(147,673)
Less depreciation	(20,313)	(1,175)	(21,488)	(12,090)	(682)	(12,772)
Segment result before provisions	139,491	48,676	188,167	247,172	3,920	251,092
Provisions for losses	11,220	16,707	27,927	(40,916)	-	(40,916)
Operating profit for the period	150,711	65,383	216,094	206,256	3,920	210,176
Segment assets	8,383,345	12,702,037	21,085,382	8,070,986	12,880,886	20,951,872
Paid-in capital receivable			915,060			1,283,869
Total assets			22,000,442			22,235,741
Segment liabilities	8,383,345	12,702,037	21,085,382	8,070,986	12,880,886	20,951,872
Members' equity receivable			915,060			1,283,869
Total liabilities			22,000,442			22,235,741
Capital expenditure	8,545	494	9,039	12,730	718	13,448

Interest expense and similar charges, and the capital benefit total €156.6 million (first nine months 2002: €228.7 million) which is the Bank's "Interest expenses and similar charges" as reported in the profit and loss account.

EBRD press release

European Bank
for Reconstruction and Development

FOR IMMEDIATE RELEASE
Date: 26 November 2003

Contact: Jeff Hiday
Tel: +44 20 7338 6997
Email: HidayJ@ebrd.com

Strong operational, financial results in first 3 quarters

The European Bank for Reconstruction and Development committed €1.97 billion for new loan and equity investments in central and eastern Europe and the Commonwealth of Independent States in the nine months ended 30 September, compared with €2.53 billion in the same period last year. Based on the current pipeline of projects likely to be signed this year, the volume for 2003 as a whole is expected to be in line with the €3.9 billion level achieved in 2002.

The EBRD invested in 58 projects in the first three quarters. During the third quarter, these projects included helping to privatise Montenegro's largest aluminium company, arranging finance for the expansion of a brewery in Russia's Urals region, investing in a Polish property fund, and providing finance to restructure the debt and modernise the network of Central Asia's largest telecommunications operator.

The EBRD's profit after provisions for the first nine months was €216 million, compared with €210 million a year earlier, reflecting strong operating results and a net credit on provisions following recoveries or upgrades of some previously provisioned assets. As at 30 September, the Bank had authorised capital of €20 billion, paid-in capital and reserves of €6.1 billion, and cumulative provisions on its banking portfolio of €1.1 billion.

Steven Kaempfer, Vice President, Finance, said that the Bank's robust operational and financial performance for the first nine months of the year and the continued strength of the new project pipeline augurs well for business activity and results looking ahead.

###

The EBRD, which is owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.

Visit the EBRD's website at: www.ebrd.com

(Number 156/2003)